16001950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 08 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 466684

8-46684
RMS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWBURY PIRET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BOSTON PLACE SUITE 2600
(No. and Street)

BOSTON	MA	02108-2600
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARGUERITE A. PIRET — 617-933-2013
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER WACHMAN LLP
(Name – *if individual, state last, first, middle name*)

747 WASHINGTON STREET	HOLLISTON	MA	01746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARGUERITE A. PIRET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWBURY PIRET SECURITIES, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

President

Title

County: Middlesex

Debra F. McGahan
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 14, 2020

2/29/16 Exp 8/14/20

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newbury Piret Securities, Inc.

(A Subsidiary of Newbury Piret & Company, Inc.)

Annual Audited Report
Form X-17A-5 Part III

For the Period January 1, 2015 to December 31, 2015

Newbury Piret Securities, Inc.
(A Subsidiary of Newbury Piret & Company, Inc.)

Index to Financial Statements
December 31, 2015

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Newbury Piret Securities, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Newbury Piret Securities, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. Newbury Piret Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Piret Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of Newbury Piret Securities, Inc.'s financial statements. The information included in Schedule I is the responsibility of Newbury Piret Securities, Inc.'s management. Our audit procedures included determining whether the information included in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the information included in Schedule I. In forming our opinion on the information included in Schedule I, we evaluated whether the information included in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information included in Schedules I, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Miller Wachman LLP

Holliston, Massachusetts
February 29, 2016

Newbury Piret Securities, Inc.
(A subsidiary of Newbury Piret & Company, Inc.)

Statement of Financial Condition
December 31, 2015

Assets

Cash	$	978
Marketable securities		14,425
Interest receivable from parent company		867
Prepaid expenses		555
Note receivable from parent company		7,890
Due from parent company		10,500
Total Assets	$	35,215

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	7,175
		7,175
Stockholder's Equity		
Common stock, $1 par value		
Authorized 80,000 shares		
Issued and outstanding 2,723 shares		2,723
Additional paid-in capital		20,637
Retained Earnings		4,680
Total Stockholder's Equity		28,040
Total Liabilities and Stockholder's Equity	$	35,215

The accompanying notes are an integral part of these Financial Statements

Newbury Piret Securities, Inc.
(A subsidiary of Newbury Piret & Company, Inc.)

Statement of Operations
December 31, 2015

Revenues		
Fee Income	$	16,270
Interest income		835
		17,105
Expenses		
Compensation and benefits		1,273
General administration		16,897
Occupancy		967
		19,137
Net Loss	$	(2,032)

The accompanying notes are an integral part of these Financial Statements

Newbury Piret Securities, Inc
(A subsidiary of Newbury Piret & Company, Inc.)

Statement of Changes in Stockholder's Equity
December 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at Beginning of Year	$ 2,723	$ 20,637	$ 6,712	$ 30,072
Net Loss			(2,032)	(2,032)
Balance at End of Year	$ 2,723	$ 20,637	$ 4,680	$ 28,040

The accompanying notes are an integral part of these Financial Statements

Newbury Piret Securities, Inc.
(A subsidiary of Newbury Piret & Company, Inc.)

Statement of Cash Flows
December 31, 2015

Cash Flows from Operating Activities		
Net Loss	$	(2,032)
Changes in operating assets and liabilities		
Interest receivable		(834)
Prepaid expenses		(51)
Accounts payable and accrued expenses		3,745
Cash used by operating activities		828
Net Increase in Cash		828
Cash at Beginning of Year		150
Cash at End of Year	$	978

The accompanying notes are an integral part of these Financial Statements

Note 1 - Nature of Business

Newbury Piret Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory services and does not hold funds or securities for the accounts of its customers.

The Company is a wholly owned subsidiary of Newbury, Piret and Company, Inc. and serves as the Company through which activities associated with the broker dealer license is held.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received and records expenses in the period in which incurred rather than when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party

The Company shares office space with its parent. On December 1, 2012, the Company entered into an agreement with its parent company whereby the parent company pays the Company for services performed. This agreement was terminated on March 31, 2015. Subsequently, the Company uses the direct cost method.

During 2015, the Company earned $16,270 for services from its parent for the year ended December 31, 2015.

Note 3 - Related Party (continued)

Note receivable from parent company consists of a $10,020 (original amount) unsecured promissory note dated May 13, 2010. The note is payable on demand and accrues interest of 5% annually. The outstanding balance of the note as of December 31, 2015 was $7,890. Interest on the note was $394 for the year ended December 31, 2015.

Due from parent company is a receivable with no repayment terms. Interest is accrued at 5% annually. The balance at December 31, 2015 was $10,500. Interest was $440 for the year ended December 31, 2015.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital pursuant to rule 15c3-1 of $7,940 which was $2,940 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0.9 to 1.

Note 5 - Fair Value Measurements

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Note 5 - Fair Value Measurements (continued)

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value.

Investments: Investments include mutual funds. In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to our Level 1 investments.

The following table represents the Company's assets measured at fair value on a recurring basis at December 31, 2015:

	Level 1
Marketable securities	$ 14,425

Marketable securities represent readily marketable shares in mutual funds invested in money market instruments, primarily United States Government obligations, bank obligations and commercial paper. The fund manages its portfolio to maintain a constant market price per share of $1.00.

Note 6 - Income Taxes

The Company files its tax returns on a consolidated basis with its parent company, which has elected to be treated as an S corporation for both federal and state income tax purposes, whereby all elements of income and deduction are included in the tax return of the stockholder of the Company. Therefore, no income tax provision is recorded by the Company.

For the year ended December 31, 2015, the Company has no material uncertain tax positions to be accounted for in the financial statements. Federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. Federal and state income tax returns for 2014, 2013, and 2012 are subject to examination by the taxing authorities.

Note 7 - Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 29, 2016, the date the financial statements were available to be issued.

Note 8 - Part X-17A-5

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Boston, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

Note 9 - Commitments and Contingencies

The company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments.

Newbury Piret Securities, Inc.
(A subsidiary of Newbury Piret & Company, Inc.)

Schedule I
December 31, 2015

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Total Capital	$28,040
Deductions for Non-allowable Assers	
Other assets	555
Notes and loans receivable	19,257
Net capital before haircuts	8,228
Haircuts on Securities, computed, where applicable, pursuant to 15c3-l(f) Stocks and money market accounts	288
Net Capital	$7,940

Computation of Basic Net Capital Requirement

Minimum Net Capital required (6.23% of total aggregate indebtedness)	478
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	5,000
Net Capital Requirement, Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Requirement, in Accordance with Rule 15c3-1	5,000
Excess Net Capital	2,940
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	1,940

Newbury Piret Securities, Inc.
(A subsidiary of Newbury Piret & Company, Inc.)

Schedule I (continued)
December 31, 2015

Computation of Aggregate Indebtedness

Total Liabilities	$7,175
Subordinated debt	
Total Aggregate Indebtedness	$7,175
Percentage of Aggregate Indebtedness to Net Capital	90.37

Reconciliation of Net Capital

Net Capital reported on Part IIA Focus Report	$12,240
Increase in accrued audit fees	(4,300)
Net Capital per audited financial statements	$7,940

There is no material difference between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing as of December 31, 2015.

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholder
Newbury Piret Securities, Inc.
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Newbury Piret Securities, Inc. Report of Exemption from SEC Rule 15c3-3, in which Newbury Piret Securities, Inc. identified the following provisions of 17 C.F.R. & 15c3-3 (k) under which PG Boole claimed an exemption from 17 C.F.R. & 240.15c3-3 (k) (2) (i) and Newbury Piret Securities, Inc. stated that Newbury Piret Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Newbury Piret Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Newbury Piret Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miller Wachman LLP

Holliston, Massachusetts
February 29, 2016

Newbury Piret Securities, Inc.

Report of Exemption from SEC Rule 15c3-3

I, Marguerite A. Piret, President of Newbury Piret Securities, Inc., attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2015.

Newbury Piret claims Exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision.

Newbury Piret did not hold any customer funds or securities at any time during the year.

Newbury Piret met the identified exemption provisions throughout the reporting period of January 1, 2015 through December 31, 2015 without exception.

M A Piret

Marguerite A. Piret, President

Date 2/29/2016